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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of September, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
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                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                   Form 20-F    X        Form 40-F_________
                            ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes _________               No     X
                                                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82 ______________________________________


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly
                                    Opus Minerals Inc.)


Date: September 10, 2001            By: /s/ Sandra J. Hall
      ------------------                --------------------------------------
                                        Sandra J. Hall, Director and Secretary
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AMENDED
INSIDER REPORT   Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan
                 Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-
                 PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or
                 write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)         BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)
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

INVESTORLINKS.COM INC.                                     FAMILY NAME OR CORPORATE NAME: CASSINA
------------------------------------------------------     GIVEN NAMES (IN ORDER): JAMES C.
                                                           ADDRESS: 2 ADELAIDE STREET WEST, SUITE 301
                                                           CITY: TORONTO
                                                           PROVINCE  :  ONTARIO
                                                           POSTAL CODE:  M5H 1L6
BOX 2. INSIDER DATA
------------------------------------------------------
RELATIONSHIP WITH        DATE OF LAST REPORT FILED         BUSINESS TELEPHONE NO.
REPORTING ISSUER                                           (416) 864-9795
4                     07/08/2001
                                                           BUSINESS FAX NO.
CHANGE FROM           OR IF INITIAL REPORT, DATE ON        (416) 861-9623
PREVIOUS REPORT        WHICH YOU BECAME AN INSIDER
Yes                                                        CHANGE  IN NAME ADDRESS OR TELEPHONE NUMBER FROM  LAST REPORT.   NO

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BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT
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(REMOVE - AND PLACE AN X BEFORE CHOICE)

ALBERTA X
NEWFOUNDLAND-
BRITISH COLUMBIA X
NOVA SCOTIA*
FEDERAL*
ONTARIO X
BANK ACT*
QUEBEC*
CCAA*
ICA*
SASKATCHEWAN*
TLCA*
CBCA*
UNITED STATES X
MANTOBA*
NASDQ*
SEC X
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BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD-
SEE ALSO INSTRUCTION TO BOX 5)
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     A                     B
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DESIGNATION          BALANCE OF CLASS            DATE            NATURE      NUMBER VALUE         NUMBER VALUE      UNIT       $ US
 OF CLASS OF         OF SECURITIES ON      (day/month/year)                    ACQUIRED            DEPOSED OF       PRICE/
 SECURITIES          LAST REPORT                                                                                   EXERCISE
                                                                                                                    PRICE
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Common Shares               23,000
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Options                          0         01/08/2001                          150,000                             US$0.15
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Options                    150,000         01/08/2001                          150,000                             US$0.25
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      D                                E                             F
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PRESENT BALANCE                  DIRECT/INDIRECT            IDENTIFY THE REGISTERED
OF CLASS OF                      OWNERSHIP/                 HOLDER WHERE OWNERSHIP IS
SECURITIES HELD                  CONTROL OR                 INDIRECT OR WHERE CONTROL
                                 DIRECTION                  OR DIRECTION IS EXERCISED
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   23,000                        0
  150,000                        0                          (see note 1)
  300,000                        0                          (see note 2)
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ATTACHMENT     NO
This form is used as a uniform report for the        BOX 6. REMARKS
insider reporting requirements under all          ----------------------------------------------------------------------------------
provincial securities Acts, Bank Act,
Cooperative Credit Associations Act, Insurance       1)  150,000 stock options exercisable at US $0.15 expiring July 31, 2006
Companies Act, Trust and Loan Companies Act          2)  150,000 stock options exercisable at US $0.25 expiring July 31, 2006
and Canada Business Corporations Act.  The        ----------------------------------------------------------------------------------
terminology used is generic to accommodate           The undersigned certifies that the information given in this report is true and
the various Acts.                                    complete in every respect.  It is an offence to file a report that, at the time and in the light of the circumstances is which it is made, contains a misrepresentation.
                                                     BOX 7. SIGNATURE

                                                  ----------------------------------------------------------------------------------
CORRESPONDENCE: ENGLISH                           NAME (block letters)              SIGNATURE                    DATE OF REPORT
                                                                                                                 (day/month/year)
                                                  JAMES C. CASSINA                                               04/09/2001
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